FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4
Item 2. Date of Material Change
February 22, 2022
Item 3. News Release
A press release announcing the change referred to in this report was issued on February 22, 2022. The press release was disseminated via Business Wire and subsequently filed on the Company's SEDAR profile.
Item 4. Summary of Material Change
On February 22, 2022, Sierra Wireless reports fourth quarter and full year 2021 results.
Item 5. Full Description of Material Change

Sierra Wireless Reports Fourth Quarter and Full Year 2021 Results
Revenue in Q4'21 was $149.9 million and Adjusted EBITDA was $7.3 million
VANCOUVER, BRITISH COLUMBIA - February 22, 2022 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) reported results for its fourth quarter and fiscal year ended December 31, 2021. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles ("GAAP"), except as otherwise indicated below.1,3
“We worked closely with our customers, partners and suppliers to deliver strong sequential and year-over-year revenue growth in the Fourth Quarter,” said Phil Brace, President and CEO of Sierra Wireless. "We continue to see strong demand for our solutions and we are working hard in a challenging environment to secure raw materials and deliver to our customers."

Fourth Quarter 2021 Compared to Fourth Quarter 2020
•Revenue was $149.9 million, an increase of 24.4%. The improved performance was due to (i) strong demand; (ii) realization of previous investments in inventory in a supply constrained environment; and (iii) improved manufacturing flexibility with multi-factory production.
•Gross margin was 32.5% as compared to 36.0% in the fourth quarter of 2020. The decrease was mainly driven by higher component costs as a result of the continued supply chain constraints as well as product mix.
•Operating expenses were $58.6 million, a decrease of 10.8% resulting from improved expense control measures.
•Net loss from continuing operations was $11.8 million compared to $11.2 million in the fourth quarter of 2020.

•Adjusted net earnings from continuing operations* was $1.1 million, or earnings of $0.03 per share, as compared to a loss of $7.0 million, or loss of $0.19 per share in the fourth quarter of 2020.
•Adjusted EBITDA* was $7.3 million compared to a loss of $2.9 million in the fourth quarter of 2020.
•Connectivity, software, and services revenue was $36.3 million, an increase of 11.3%. Monthly recurring revenue ("MRR")2 was $11.6 million in December, a year-over-year increase of 10.5%.
Full Year Fiscal 2021 Compared to Fiscal 2020
•Total revenue was $473.2 million, an increase of 5.5%. The increase in revenue is primarily attributable to the growth of IoT connectivity services. Revenue was negatively impacted by the manufacturing capacity constraints in Vietnam as a result of COVID-19 during the third quarter of 2021.
•Gross margin was 33.1% as compared to 35.4% in 2020. In 2021, gross margins of both reportable segments were impacted by increased component costs. In addition, gross margin was negatively impacted by the manufacturing capacity constraints in Vietnam during the third quarter of 2021.
•Operating expenses were $236.3 million, a decrease of 4.2%. Excluding impairment, our operating expenses decreased 9.2%.
•Net loss from continuing operations was $88.7 million as compared to $70.2 million in 2020.
•Adjusted net loss from continuing operations* was $30.3 million, or loss of $0.82 per share compared to a loss of $51.0 million, or loss of $1.40 per share in 2020.
•Adjusted EBITDA* was a loss of $7.8 million as compared to a loss of $34.9 million in 2020.
Segmented Information
IoT Solutions
Revenue from IoT Solutions increased 28.2% to $104.5 million as compared to $81.6 million in the fourth quarter of 2020. The increase was primarily due to significantly higher sales of IoT devices and growth in IoT connectivity services. Hardware sales were positively impacted by the realization of previous investment in inventory to fulfill strong demand in a supply constrained environment. IoT Solutions gross margin was 25.4% in the fourth quarter of 2021 as compared to 28.6% in the same period of the prior year due to higher component costs as a result of continued supply chain constraints.
Enterprise Solutions
Revenue from Enterprise Solutions increased 16.6% to $45.4 million as compared to $38.9 million in the fourth quarter of 2020. The increase was primarily due to stronger sales from our new gateway and router products. Hardware sales were positively impacted by the realization of previous investment in inventory to fulfill strong demand in a supply constrained environment. Enterprise Solutions margin was 48.7% in the fourth quarter of 2021 as compared to 51.5% in the same period of the prior year due to higher component costs as a result of continued supply chain constraints.
Liquidity and Capital Resources
Cash and cash equivalents and restricted cash at the end of the fourth quarter of 2021 were $76.9 million, an increase of $1.4 million compared to $75.5 million at the end of the third quarter of 2021. In January 2022, we announced that we had entered into a CAD$60 million debt facility agreement with the Canadian Imperial Bank of Commerce and the Business Development Bank of Canada. The new debt facility has a term of four years and a first-year interest rate of 5%.

Financial Guidance
The impact of the COVID-19 pandemic on our global business continues to remain uncertain. While we continue to evaluate the effects of COVID-19 on our business, the overall severity and duration of adverse impacts related to COVID-19 on our business, financial condition, cash flows and operating results for the first quarter 2022 and beyond cannot be reasonably estimated at this time. Due to continued strong demand and the investment in inventory to combat the industry-wide tightness in supply, we expect our revenue in the first quarter 2022 to be in the range of $135 million to $150 million, with a midpoint of $142.5 million.
This non-GAAP guidance constitutes "forward-looking statements" within the meaning of applicable securities laws and reflects current business indicators and expectations. These statements are based on management's current beliefs and assumptions, which could prove to be significantly incorrect. Forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown risks and uncertainties that could cause actual events or results to differ significantly from those expressed or implied by our forward-looking statements, including those described in our regulatory filings. See "Cautionary Note Regarding Forward-Looking Statements" below.
______________________________
1 Non-GAAP financial measures referred to in this news release are labeled as "non-GAAP measure" or designated as such with an asterisk (*). Please see "Non-GAAP Financial Measures" for explanations of why the Company uses these non-GAAP measures and "Reconciliation of GAAP and Non-GAAP Results by Quarter" for reconciliation to the most comparable GAAP financial measures.
2 MRR is defined as the monthly recurring revenue generated from connectivity, software, and services as well as usage fees from current customers. MRR is a key performance metric to measure our performance and growth in our recurring revenue, both to help investors better understand and assess the performance of our business and also because our mix of revenue generated from recurring sources has increased in recent years. MRR does not have any standardized meaning and is therefore unlikely to be comparable to similarly titled measures presented by other companies. MRR should be viewed independently of revenue and deferred revenue and is not intended to be combined with or to replace either of those items. MRR is not a forecast.
3 In accordance with U.S. GAAP, the results of operations of the Automotive Business are reported as discontinued operations in our consolidated statements of operations and comprehensive loss for the years ended December 31, 2021 and 2020.

Non-GAAP Financial Measures
Our consolidated financial statements are prepared in accordance with U.S. GAAP on a basis consistent for all periods presented.  In addition to results reported in accordance with U.S. GAAP, we use non-GAAP financial measures as supplemental indicators of our operating performance.  The term “non-GAAP financial measure” is used to refer to a numerical measure of a company’s historical or future financial performance, financial position or cash flows that: (i) excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with U.S. GAAP in a company’s statement of earnings, balance sheet or statement of cash flows; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.
Our non-GAAP financial measures included in this press release are adjusted net earnings (loss) from continuing operations*, adjusted basic and diluted net earnings (loss) per share from continuing operations*and adjusted EBITDA* (earnings before interest, taxes, depreciation and amortization).
Adjusted net earnings (loss) from continuing operations* excludes the impact of stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, acquisition-related amortization, the impact of foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and certain tax adjustments.
Adjusted EBITDA* is defined as net earnings (loss) from continuing operations plus stock-based compensation expense and related social taxes, phantom RSU expense which represents expenses related to compensation units settled in cash based on the stock price at vesting, restructuring costs, acquisition-related and integration costs, government grants related to COVID-19 relief, CEO retirement/search, impairment, the ransomware incident, COVID-19 factory constraint incremental costs, certain other non-recurring costs or recoveries, amortization, interest and other income (expense), foreign exchange gains or losses on translation of certain balance sheet accounts, unrealized foreign exchange gains or losses on forward contracts, and income tax expense (recovery). Adjusted EBITDA* is a metric used by investors and analysts for valuation purposes and is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and fund future capital expenditures.
We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance.
We disclose these non-GAAP financial measures as we believe they provide useful information to investors and analysts to assist them in their evaluation of our operating results and to assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Cautionary Note Regarding Forward-Looking Statements
This press release contains certain statements and information that are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (collectively, “forward-looking statements”) and may include statements and information relating to our financial guidance for our first quarter of 2022; our expectations regarding customer demand, our supply chain, manufacturing capacity (including manufacturing shutdowns or slowdowns) and the potential impact of COVID-19 in these areas; our ability to meet customer demand and our financial results; expectations regarding post-COVID-19 recovery; expectations regarding the Company's cost savings initiatives; statements regarding our strategy, plans, goals, objectives, expectations and future operating performance; the Company's liquidity and capital resources; the Company's financial and operating objectives and strategies to achieve them; the impact of the ransomware incident on our business operations; our work to review and evaluate additional security measures and the ability that they will have to protect our IT systems; general economic conditions; estimates of our expenses, future revenues, financial results and capital requirements; our expectations regarding the legal proceedings we are involved in; statements with respect to the Company's estimated working capital; expectations with respect to the adoption of Internet of Things ("IoT") solutions; expectations regarding trends and growth in the IoT market and wireless module market; expectations regarding product and price competition from other wireless device manufacturers and solution providers; our ability to implement effective control procedures; and expectations regarding the launch of fifth generation cellular embedded modules and gateways. In particular, this press release describes our revenue targets, which are forward-looking statements and are subject to the assumptions, risks and uncertainties described below. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes.
Forward-looking statements:
• Typically include words and phrases about the future such as "outlook", "guidance", "will", "may", “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible”, or variations thereof.
• Are not promises or guarantees of future performance. They represent our current views and may change significantly.
• Are based on a number of material assumptions, including, but not limited to, those listed below, which could prove to be significantly incorrect:
•the scope and duration of the COVID-19 pandemic and its impact on our business;
•our ability to return to normal operations after the COVID-19 pandemic has subsided globally;
•expected component supply constraints and manufacturing capacity;
•constraints impacting our ability to receive supply from our suppliers and deliver product to our customers;
•customer demand and our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;
•our operations not being adversely disrupted by further ransomware or cyber security attacks;
•our ability to effect and to realize the anticipated benefits of our business transformation and restructuring initiatives, and the timing thereof;
•our ability to develop, manufacture, and sell new products and services that meet the needs of our customers and gain commercial acceptance;
•expected macro-economic business conditions;
•expected cost of sales;
•our ability to win new business;
•our ability to integrate acquired businesses and realize expected benefits;
•our ability to renew or obtain credit facilities when required;

•expected deployment of next generation networks by wireless network operators;
•our operations not being adversely disrupted by other developments, operating, cyber security, litigation, or regulatory risks; and
•expected tax and foreign exchange rates.
•Are based on our management's current expectations and we caution investors that forward-looking statements, particularly those that relate to longer periods of time, are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the provincial securities commissions in Canada:
•prolonged negative impact from COVID-19;
•our access to sufficient capital, if and when required;
•competition from new or established competitors or from those with greater resources;
•our reliance on third party suppliers for certain components used in our products;
•our dependence on a limited number of third party manufacturers;
•cyber-attacks or other breaches of our and our vendors' information technology security;
•natural catastrophes or public health epidemics that could impact customer demand, result in production disruption and impact our ability to meet customer demand or capacity to continue critical operations;
•the loss of, or significant demand fluctuations from, any of our significant customers;
•our financial results being subject to fluctuations;
•our business transformation initiatives may result in disruptions to our business and may not achieve the anticipated benefits;
•our ability to respond to changing technology, industry standards, and customer requirements;
•failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects, network service interruptions, cyber-security vulnerabilities or other quality issues;
•deterioration in macro-economic conditions could adversely affect our operating results and financial conditions;
•our ability to retain, hire and transition in a timely manner experienced and qualified additional executive officers and key employees as needed to achieve our business objectives;
•risks related to the transmission, use and disclosure of user data and personal information;
•disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;
•risks that our investments and partnerships may fail to realize the expected benefits;
•risks related to infringement on intellectual property rights of others;
•our ability to obtain necessary rights to use software or components supplied by third parties;
•our ability to enforce our intellectual property rights;
•unanticipated costs associated with litigation or settlements;
•our dependence on mobile network operators to promote and offer acceptable wireless data services;
•risks related to contractual disputes with counterparties;
•risks related to governmental regulation;
•risks inherent in foreign jurisdictions; and
•risks related to tariffs or other trade restrictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services, and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G, and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless works with its customers to develop the right industry-specific solution for their IoT deployments, whether this is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the global partner customers trust to deliver them their next IoT solution. For more information, visit www.sierrawireless.com.
“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Revenue
loT Solutions	$104,531	$81,561	$323,075	$306,917
Enterprise Solutions	45,381	38,917	150,134	141,671
	149,912	120,478	473,209	448,588
Cost of Sales
loT Solutions	77,953	58,218	239,310	219,771
Enterprise Solutions	23,267	18,894	77,100	70,066
	101,220	77,112	316,410	289,837
Gross margin	48,692	43,366	156,799	158,751

Expenses
Sales and marketing	16,153	21,663	75,971	86,481
Research and development	17,773	20,878	68,425	82,029
Administration	12,570	13,402	50,104	48,513
Restructuring	7,592	4,800	12,255	8,740
Acquisition-related and integration	(16)	115	239	440
Impairment	741	—	12,285	—
Amortization	3,759	4,829	17,066	20,584
	58,572	65,687	236,345	246,787
Loss from operations	(9,880)	(22,321)	(79,546)	(88,036)
Foreign exchange (loss) gain	(1,763)	3,734	(7,480)	8,003
Other expense (income)	652	(564)	(1,700)	(2,027)
Loss before income taxes	(10,991)	(19,151)	(88,726)	(82,060)
Income tax expense (recovery)	761	(7,984)	6	(11,909)
Net loss from continuing operations	$(11,752)	$(11,167)	$(88,732)	$(70,151)
Net earnings (loss) from discontinued operations	493	12,123	(285)	20,810
Net (loss) earnings	$(11,259)	$956	$(89,017)	$(49,341)
Other comprehensive income (loss):
Foreign currency translation adjustments, net of taxes of $nil	(525)	5,514	(3,152)	7,636
Comprehensive (loss) earnings	$(11,784)	$6,470	$(92,169)	$(41,705)

Basic and diluted net earnings (loss) per share (in dollars)
Continuing operations	$(0.31)	$(0.31)	$(2.39)	$(1.93)
Discontinued operations	0.01	0.33	(0.01)	0.57
	$(0.30)	$0.03	$(2.40)	$(1.36)
Weighted average number of shares outstanding (in thousands)
Basic	37,541	36,534	37,119	36,393
Diluted	37,541	36,534	37,119	36,393

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	As at December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$76,784	$160,560
Restricted cash	100	10,864
Accounts receivable	85,310	68,575
Inventories	82,177	32,815
Prepaids and other	27,372	11,933
	271,743	284,747
Property and equipment, net	31,134	31,412
Operating lease right-of-use assets	14,348	20,068
Intangible assets, net	54,708	78,081
Goodwill	167,379	175,545
Deferred income taxes	1,268	1,135
Other assets	6,473	10,383
	$547,053	$601,371
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$183,529	$162,138
Deferred revenue	11,770	9,862
Current portion of long-term debt	494	—
	195,793	172,000
Long-term obligations	42,808	45,646
Operating lease liabilities	15,033	17,054
Long-term debt	9,394	—
Deferred income taxes	6,371	10,258
	269,399	244,958
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding:
37,774,800 shares (December 31, 2020 — 36,619,439 shares)	460,331	441,999
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost; 119,761 shares (December 31, 2020 — 46,505 shares)	(2,128)	(542)
Additional paid-in capital	48,747	49,489
Retained deficit	(220,564)	(128,953)
Accumulated other comprehensive loss	(8,732)	(5,580)
	277,654	356,413
	$547,053	$601,371

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2021	2020	2021	2020
Cash flows provided by (used in):
Operating activities
Net (loss) earnings	$(11,259)	$956	$(89,017)	$(49,341)
Items not requiring (providing) cash
Amortization	6,935	7,053	28,718	32,345
Stock-based compensation	5,830	7,815	19,834	19,940
Deferred income taxes	(1,213)	(1,294)	(3,594)	(1,150)
Impairment	741	—	12,285	—
Gain on sale of Automotive business	—	(27,137)	—	(27,137)
Unrealized foreign exchange loss (gain)	1,831	(4,891)	8,833	(8,808)
Other	(17)	196	275	43
Changes in non-cash working capital
Accounts receivable	(33,463)	2,468	(18,610)	1,232
Inventories	(11,050)	13,222	(49,660)	10,997
Prepaids and other	203	5,032	(11,809)	7,646
Accounts payable and accrued liabilities	47,762	(2,851)	24,725	7,771
Deferred revenue	742	99	1,486	(1,305)
Cash flows provided by (used in) operating activities	7,042	668	(76,534)	(7,767)
Investing activities
Additions to property and equipment	(3,270)	(6,809)	(15,138)	(18,952)
Additions to intangible assets	(785)	(1,049)	(4,846)	(3,023)
Proceeds from sale of property and equipment	1	29	91	281
Proceeds from sale of Automotive Business, net	—	144,156	—	144,156
Acquisitions, net of cash acquired:
M2M Group	—	—	—	(18,391)
M2M New Zealand	—	(3,468)	(319)	(3,468)
Cash flows (used in) provided by investing activities	(4,054)	132,859	(20,212)	100,603
Financing activities
Issuance of common shares	1,324	1,081	5,406	1,964
Purchase of treasury shares for RSU distribution	(3,198)	(2,038)	(10,772)	(2,802)
Taxes paid related to net settlement of equity awards	(1)	(339)	(1,058)	(1,530)
Proceeds from long-term debt	—	—	9,908	9,383
Repayment of long-term debt	—	(9,383)	—	(9,383)
Repayment of short-term borrowings	—	(25,000)	—	—
Decrease in other long-term obligations	57	(171)	(118)	(405)
Cash flows (used in) provided by financing activities	(1,818)	(35,850)	3,366	(2,773)
Effect of foreign exchange rate changes on cash and cash equivalents	175	1,775	(1,160)	2,278
Cash, cash equivalents and restricted cash, increase (decrease) in the year	1,345	99,452	(94,540)	92,341
Cash, cash equivalents and restricted cash, beginning of year	75,539	71,972	171,424	79,083
Cash, cash equivalents and restricted cash, end of year	$76,884	$171,424	$76,884	$171,424

SIERRA WIRELESS, INC.
RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

(in thousands of U.S. dollars, except where otherwise stated)	2021				2020
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net loss from continuing operations - GAAP	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)
Stock-based compensation and related social taxes	5,832	1,820	3,807	7,928	6,461	5,085	3,256	3,200
Phantom RSU expense (recovery)	393	(69)	569	206	691	261	141	74
Restructuring	7,592	369	1,720	2,574	4,800	3,089	245	606
Acquisition-related and integration	(16)	(26)	72	209	115	140	185	—
COVID-19 government relief	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)	—	—
CEO retirement/search	44	42	400	1,655	—	—	—	—
Impairment	741	11,544	—	—	—	—	—	—
Ransomware incident	(959)	271	1,135	533	—	—	—	—
COVID-19 factory constraint incremental costs	22	1,135	—	—	—	—	—	—
Other non-recurring costs	994	349	521	299	330	299	152	87
Amortization	6,935	7,208	7,267	7,308	7,054	8,030	7,823	7,726
Interest and other expense, net	307	192	111	110	564	988	283	192
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	1,927	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836
Income tax expense (recovery)	761	(1,912)	605	552	(7,984)	(633)	427	(3,719)
Adjusted EBITDA*	$7,264	$(14,958)	$4,334	$(4,397)	$(2,894)	$(7,094)	$(8,734)	$(16,208)

Net loss from continuing operations - GAAP	$(11,752)	$(38,406)	$(10,036)	$(28,538)	$(11,167)	$(14,483)	$(17,291)	$(27,210)
Stock-based compensation and related social taxes	5,832	1,820	3,807	7,928	6,461	5,085	3,256	3,200
Phantom RSU expense (recovery)	393	(69)	569	206	691	261	141	74
Restructuring	7,592	369	1,720	2,574	4,800	3,089	245	606
Acquisition-related and integration	(16)	(26)	72	209	115	140	185	—
COVID-19 government relief	(5,557)	(168)	(1,016)	(2,049)	(954)	(6,298)	—	—
CEO retirement/search	44	42	400	1,655	—	—	—	—
Impairment	741	11,544	—	—	—	—	—	—
Ransomware incident	(959)	271	1,135	533	—	—	—	—
COVID-19 factory constraint incremental costs	22	1,135	—	—	—	—	—	—
Other non-recurring costs	994	349	521	299	330	299	152	87
Acquisition-related amortization	2,254	2,776	2,890	3,135	3,306	3,555	3,886	3,889
Foreign exchange loss (gain), net of realized gain/loss on hedge contracts	1,927	2,693	(821)	4,816	(2,804)	(3,572)	(3,955)	2,836
Income tax (recovery) expense adjustment	(441)	(3,008)	(357)	(393)	(7,784)	200	358	(2,696)
Adjusted earnings (loss) from continuing operations*	$1,074	$(20,678)	$(1,116)	$(9,625)	$(7,006)	$(11,724)	$(13,023)	$(19,214)

Weighted average number of shares (in thousands) - basic and diluted	37,541	37,196	36,992	36,736	36,534	36,417	36,341	36,277

Basic and diluted adjusted net earnings (loss) per share from continuing operations* (in dollars)	$0.03	$(0.56)	$(0.03)	$(0.26)	$(0.19)	$(0.32)	$(0.36)	$(0.53)

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise indicated)	2021					2020
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

IoT Solutions (New)
Revenue	$323,075	$104,531	$53,657	$90,309	$74,578	$306,917	$81,561	$79,345	$77,629	$68,382
Gross margin	$83,765	$26,578	$10,676	$24,425	$22,086	$87,146	$23,343	$22,588	$23,030	$18,185
Gross margin %	25.9%	25.4%	19.9%	27.0%	29.6%	28.4%	28.6%	28.5%	29.7%	26.6%
Enterprise Solutions
Revenue	$150,134	$45,381	$28,793	$42,476	$33,484	$141,671	$38,917	$34,026	$34,089	$34,639
Gross margin	$73,034	$22,114	$13,473	$21,806	$15,641	$71,605	$20,023	$16,864	$17,978	$16,740
Gross margin %	48.6%	48.7%	46.8%	51.3%	46.7%	50.5%	51.5%	49.6%	52.7%	48.3%
Total
Revenue	$473,209	$149,912	$82,450	$132,785	$108,062	$448,588	$120,478	$113,371	$111,718	$103,021
Gross margin	$156,799	$48,692	$24,149	$46,231	$37,727	$158,751	$43,366	$39,452	$41,008	$34,925
Gross margin %	33.1%	32.5%	29.3%	34.8%	34.9%	35.4%	36.0%	34.8%	36.7%	33.9%
Revenue by Type:
Product	$332,810	$113,619	$47,207	$97,595	$74,389	$332,544	$87,856	$83,560	$84,820	$76,308
Connectivity, software, and services(1)	$140,399	$36,293	$35,243	$35,190	$33,673	$116,044	$32,622	$29,811	$26,898	$26,713
(1) Previously called 'Recurring and other services'

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable
Item 7. Omitted Information
Not applicable
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of February 23, 2022.